TRANSOCEAN LTD.
TURMSTRASSE 30, CH-6300
ZUG, SWITZERLAND

September 14, 2016

VIA EDGAR

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: H. Roger Schwall

Re: Transocean Ltd.

Registration Statement on Form S-4

Filed August 15, 2016

File No. 333-213146

Ladies and Gentlemen:

Set forth below are the responses of Transocean Ltd. (“Transocean,” the “Company,” “we,” “us” or “our”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 8, 2016, with respect to the Company’s Registration Statement on Form S-4, File No. 333-213146, filed with the Commission on August 15, 2016 (the “Registration Statement.”)

The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

The Merger, page 37

Background of the Merger, page 37

1. We note your disclosure on page 38 that “in the first half of 2015, senior management of Transocean began to preliminarily discuss alternatives other than drop-down transactions with respect to its investment in Transocean Partners, including the possible strategic benefits of an acquisition of the publicly held common units of Transocean Partners by Transocean.” Please expand your disclosure to provide more detail about these discussions, including the dates of the meetings where they were held, the individuals participating in the discussions, and the particular matters discussed. In your expanded disclosure, identify the strategic alternatives to an acquisition of the Transocean Partners common units that were discussed at these meetings and explain why the company chose to pursue an acquisition of Transocean Partners instead of other alternatives.

Response:

In response to the Staff’s comment, we have revised and expanded our disclosure on page 38 of the Amendment.

2. Throughout this section, please identify by name those individuals who were actually involved in each stage of the discussions and negotiations to which you refer. We note in this regard several references to Transocean’s “senior management” throughout this section.

Response:

In response to the Staff’s comment, we have identified certain executives of Transocean and Transocean Partners who were involved in the discussions and negotiations on pages 37, 38, 40, 41, 43 and 44 of the Amendment.

3. Expand the discussion of the June 12, 2016 presentation Evercore to the Conflicts Committee to summarize the analysis of recent master limited partnership merger transactions, etc. Expand also the presentation by Barclays on June 17, 2016.

Response:

We acknowledge the Staff's comment and have expanded the discussion of the June 12, 2016 presentation from Evercore to the Transocean Partners Conflicts Committee to summarize the analysis presented.  Please note the additional disclosures that have been added to the description of events that took place at the Transocean Partners Conflicts Committee meeting on June 12, 2016 on page 40 of the Amendment.  We have also expanded the discussion of the presentation made by representatives of Transocean and Barclays on June 17, 2016 on page 40 of the Amendment.

4. You state on page 40 that, on June 17, 2016, Richards Layton “explained certain high level initial issues for the Transocean Partners Conflicts Committee to consider in connection with the merger agreement.” Please expand your disclosure to identify these issues.

Response:

We acknowledge the Staff's comment and have expanded the discussion of the explanation provided by Richards Layton to the Transocean Partners Conflicts Committee regarding certain high level initial issues for the Transocean Partners Conflicts Committee to consider in connection with the merger agreement.  Please note the additional disclosures that have been added to the description of events that took place at the Transocean Partners Conflicts Committee meeting on June 17, 2016 on page 40 of the Amendment.

5. Please also revise the balance of your background of the merger section to more fully discuss the material terms of each proposal and counter-proposal in order to provide insight to shareholders regarding changes in the deal structure and ongoing negotiations. For example, please revise to discuss the inclusion of the no-shop provisions and agreed upon language regarding unsolicited offers and, further, how the parties determined what type of offer would constitute a “Superior Proposal” as contemplated by the Merger Agreement.

Response:

We have revised the disclosure on pages 42, 43 and 44 of the Amendment to add additional discussion regarding the negotiation of certain deal terms.

6. Expand the disclosure of the June 28, 2016 presentation by Evercore to summarize the analyses made to the Conflicts Committee.

Response:

We acknowledge the Staff's comment and have expanded the discussion of the June 28, 2016 presentation from Evercore to the Transocean Partners Conflicts Committee to summarize the analyses made.  Please note the additional disclosures that have been added to the description of events that took place at the Transocean Partners Conflicts Committee meeting on June 28, 2016 on page 41 of the Amendment.

7. Please explain how the Transocean Partners Conflicts Committee determined the initial counteroffer of a 27.0% premium to the units.

Response:

We acknowledge the Staff's comment and have explained in Amendment how the Transocean Partners Conflicts Committee determined the initial counteroffer of a 27.0% premium to the units.  Please note the additional disclosures that have been added to the description of events that took place at the Transocean Partners Conflicts Committee meeting on July 6, 2016 on pages 41 and 42 of the Amendment.

Transocean Partners Conflicts Committee and Transocean Partners Board Reasons for the Merger, page 44

8. Please revise to explain why, as you state in the fifth bulleted item on page 45, the Transocean Partners Conflicts Committee believes that the growth prospects for Transocean Partners if it continues as a standalone entity are likely to be limited as compared to the growth prospects of Transocean.

We acknowledge the Staff's comment and have explained in the Amendment why the Transocean Partners Conflicts Committee believes that the growth prospects for Transocean Partners if it continues as a standalone entity are likely to be limited as compared to the growth prospects of Transocean.  Please note the additional disclosures that have been added to the ninth bulleted item on page 46 of the Amendment.

Response:

9. We note that the Transocean Partners Conflicts Committee considered the fixed exchange ratio as a negative or unfavorable factor in making its merger recommendation. Please explain the reasons for acceptance of the fixed exchange ratio instead of a floating exchange ratio.

Response:

We acknowledge the Staff's comment and have explained in the Amendment why the Transocean Partners Conflicts Committee accepted a fixed exchange ratio instead of a floating exchange ratio.  Please note the additional disclosures that have been added to the fourth bulleted item on page 48 of the Amendment.  We further note that the positive aspects of the fixed exchange ratio are included in the discussion of the factors the Transocean Partners Conflicts Committee viewed as generally positive or favorable in making its recommendation with respect to the merger in the first bulleted item on page 47 of the Amendment.

10. You make reference to the Transocean Partners Conflicts Committee’s consideration of synergies in the form of cost savings and other efficiencies. Please revise to quantify each of these items, if material.

Response:

We acknowledge the Staff's comment and have quantified the synergies considered by the Transocean Partners Conflicts Committee in the Amendment.  Please note the additional disclosures that have been added to the second bulleted item on page 47 of the Amendment.

Financial Forecasts, page 48

11. The distinction between the Base Case and Sensitivity Case for each issuer is not clear, particularly since there is no difference in the numbers presented. Please revise or explain. Also, explain to us why the information in the last paragraph on page 50 is not presented in tabular form with the other data.

Response:

The numbers for the Base Case and the Sensitivity Case are different in the Terminal Year column on page 50 of the Registration Statement.  The differences between the Base Cases and the Sensitivity Cases result from different assumptions regarding the average long-term, normalized dayrates applicable to both the Transocean and Transocean Partners drilling rigs operating in the Terminal Year.

The information in the last paragraph on page 50 (the Transocean Partners Upside Case) was not presented in tabular format because Evercore did not give that particular information any weight in connection with rendering its opinion, even though such information was shared by Transocean.  As discussed on page 54, Evercore determined that the Transocean Partners Base Case adequately reflected upside to the prior year cash flows.  As a result, including that information in tabular format would give it undue prominence.

* * * * * * * *

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact James H. Mayor of Baker Botts L.L.P. at (713) 229-1749.

Very truly yours,

TRANSOCEAN LTD.

		By:	/s/ Mark L. Mey
Mark L. Mey
Executive Vice President and Chief Financial Officer

cc:	Gene J. Oshman, Baker Botts L.L.P.
James Mayor, Baker Botts L.L.P.
Brady K. Long, Senior Vice President and General Counsel of Transocean Ltd.
Raoul Dias, Senior Counsel and Corporate Secretary, Transocean Partners LLC